Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
September 3, 2019
Via EDGAR
Ms. Mindy Rotter
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:	Principal Funds, Inc. (the "Registrant")
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 232791
Dear Ms. Rotter and Ms. White,
The Registrant filed a response on August 23, 2019 to Ms. Rotter’s accounting comments communicated to Megan Hoffmann, Graham Langwith, Anna Minner, Kathy Richie, and me by telephone on August 7, 2019, and Ms. White’s legal comments communicated to me by telephone on August 19, 2019. The Registrant made related changes in its August 23, 2019 Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Growth Fund, the Acquired Fund, into the LargeCap Growth Fund I, the Acquiring Fund. On behalf of the Registrant, this letter revises Comment 11 in the August 23 response, as Ms. Rotter requested by telephone on August 30, 2019.
Comment 11. Please update the capitalization table to a date within 30 days of the filing date.
Response: The Registrant made the requested revision in a Supplement dated August 30, 2019 to the 497 dated August 23, 2019.
If you have questions or comments, please call me at 515-247-5419.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant